Exhibit 99.6

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2009

March 3, 2010

TABLE OF CONTENTS	Page

Forward-Looking Information	1
Documents Incorporated by Reference	2
Our Business	2
Strategy	3
2009 Results Summary	3
Key Financial and Production Results	4
Outlook	8
Commodity Markets	11
Sensitivity Analysis	12
Financial Review	13
Trend Analysis and Quarterly Review	22
Financial Condition, Cash Flows, Liquidity and Capital Resources	23
Contractual Obligations and Commitments	27
Critical Accounting Estimates	27
Risk Management	30
Environment, Health and Safety	31
Operations Overview	32
Cash Cost per Pound of Zinc Sold	47
Outstanding Share Data	40
Adoption of New Accounting Standards	40
Controls and Procedures	44
Non-GAAP Measures	46
Risks, Uncertainties and Other Information	47

This Management’s Discussion and Analysis (“MD&A”) dated March 3, 2010 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, the economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in this MD&A under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay (TSX: HBM) is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining our financial strength.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel.

STRATEGY

On June 19, 2009, following a strategic review of HudBay and our operations by management and the new board of directors, we announced the key elements of our strategic plan. Our strategy pursues two broad themes. First, we intend to optimize operations and grow our principal operating platform in northern Manitoba. This strategy includes aggressively pursuing development of the Lalor project, a zinc, gold and copper deposit located near Snow Lake, Manitoba (“Lalor Project” or “Lalor”), closing the Flin Flon copper smelter by July 1, 2010, reopening the Chisel North mine and continuing exploration in the Flin Flon Greenstone Belt.

The second key theme of our strategic plan is to grow beyond our Manitoba base. This includes our Fenix Project in Guatemala and pursuing potential joint venture and acquisition opportunities, such as the Back Forty Project in northern Michigan which we optioned from Aquila Resources Inc. in August 2009.

Our key strategic objectives for 2010 and early 2011 are to:

•

Advance the Lalor Project, including additional exploration work to better define the new copper-gold zone, continuing to drive the ramp from the Chisel North mine to Lalor, completing pre-feasibility studies to support development of a production shaft and initiating development of the shaft;

•	Execute the restart of the Chisel North mine;

•	Complete the closure of the Flin Flon copper smelter and WPCR;

•	Expand our grassroots exploration program in the Flin Flon Greenstone Belt;

•	Update the Fenix Project feasibility study, evaluate financing alternatives for the project and make a decision on restarting construction;

•	Advance the Back Forty Project towards completion of a feasibility study and the required permit applications.

While pursuing these objectives, we will continue to monitor the market for opportunities to add to our production base and growth pipeline through joint venture and acquisition opportunities.

2009 RESULTS SUMMARY

2009 was a year of major change for HudBay and the mining industry. Metal prices and capital market conditions recovered strongly from depressed levels early in the year to buoyant conditions by the end of the year. This was due mainly to continued growth in China and concerted efforts by the world’s major central banks to provide substantial liquidity to financial markets.

In February, our proposed acquisition of Lundin Mining was terminated. In March our previous board of directors and Chief Executive Officer “CEO” resigned and our current board was appointed following the resolution of a proxy contest. Management and the new board reviewed our strategic plan and announced a revised plan in June at our annual general meeting.

In August, we entered into a joint venture agreement with Aquila Resources, granting us the option to acquire a majority interest in the Back Forty Project.

We made substantial progress on the Lalor Project in 2009. A revised National Instrument 43-101 (“NI 43-101”) compliant resource estimate for the zinc-rich base metal zone was released. We also released an estimate of the potential gold mineralization and we intersected a new copper-gold zone through exploration drilling. In addition, our board of directors approved an $85.0 million commitment to Phase 1 of the development of Lalor, including the construction of an access ramp from the Chisel North mine to Lalor.

After placing the Chisel North mine and Snow Lake concentrator on care and maintenance in January 2009 as a result of low zinc prices, we decided to restart these operations in October as a result of the recovery in prices together with a hedging program that was implemented to support the restart.

Operational performance was strong again in 2009. Ore production from HudBay’s 777 mine set a new annual record, and our unit operating costs for mines decreased by 12%. In addition, HudBay maintained our financial strength throughout 2009, ending the year with cash and cash equivalents of $886.8 million and no debt.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Dec 31 2009	Dec 31, 2008

Cash, cash equivalents and short-term investments	886,814	704,668
Working capital	949,589	763,677
Cash (less debt) [1]	886,814	700,936
Total assets	2,032,267	1,918,353
Shareholders’ equity	1,702,349	1,558,700

		Three Months Ended				Year Ended
		Dec 31 2009		Dec 31 2008		Dec 31 2009		Dec 31 2008
Financial Performance		($000s except per share and cash cost per pound amounts)

Revenue			166,673		178,781		720,722		981,894
Earnings before tax			9,666		24,614		141,902		169,651
Net earnings			7,339		15,819		112,771		73,353
EBITDA [2]			40,617		46,300		143,773		292,249
Basic and diluted net earnings per share			0.05		0.10		0.73		0.54

Operating cash flow [2] [3]			33,792		38,805		124,843		234,661
Operating cash flow per share [2] [3]			0.22		0.25		0.81		1.73

Cash cost per pound of zinc sold [2]		US	0.31	US	0.14	US	0.10	US	(0.26)

Operating Highlights
Production
Zinc [4]	tonnes		28,715		25,943		106,782		125,323
Copper [5]	tonnes		12,501		18,859		58,551		74,682
Gold [5]	troy oz.		22,774		30,102		91,357		108,527
Silver [5]	troy oz.		473,028		702,173		2,006,638		2,293,862

Metal Sold
Zinc [6]	tonnes		29,299		25,807		110,070		126,172
Copper	tonnes		8,864		18,272		59,981		77,021
Gold	troy oz.		19,342		32,760		94,263		103,511
Silver	troy oz.		474,195		667,035		2,185,407		1,870,179

[1]

Cash and cash equivalents of $886,814 as at December 31, 2009. Cash, cash equivalents and short-term investments of $704,668 less Senior secured notes and capital leases ($3,321 and $100 respectively) as at December 31, 2008.

[2]

EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to page 21 for EBITDA and page 46 for non-GAAP measures). For the reconciliation of operating cash flow before changes in non-cash working capital and operating cash flow per share, refer to page 46. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 47.

[3]	Before changes in non-cash working capital.
[4]	2008 production includes Balmat payable metal in concentrate shipped.
[5]	Production excludes recycled spent anode and represents non-recycled anode production only.
[6]	Zinc sales include sales to our Zochem facility of 6,168 tonnes in the fourth quarter of 2009. Zochem had sales of 7,275 tonnes of zinc oxide in the fourth quarter.

RECENT DEVELOPMENTS

Lalor

On September 22, 2009, we announced new copper and gold drill hole intersections at the Lalor Project. These intersections suggest a new zone of significant copper-gold rich mineralization, in addition to the previously announced Base Metal Zone and Separate and Contact Gold Zones. We are devoting five drills to further confirm the mineralization at Lalor.

On October 8, 2009, HudBay’s board of directors approved an $85.0 million expenditure for Phase 1 of the development of the Lalor Project. These funds will be used for the construction of an access ramp from the Chisel North mine to the Lalor Project. This ramp will facilitate additional underground exploration of the gold zone and, subject to completion of applicable regulatory approvals, is expected to enable early production of zinc-rich ore. Construction of the ramp is currently underway, and the progress to February 21, 2010 was a total of 270 meters of rockwork, including 195 meters on the ramp itself, which will have a total length of approximately three kilometers.

Conceptual plans for Phase 2 and Phase 3 development of Lalor include site infrastructure, sinking of a production shaft, development of a critical underground infrastructure, and refurbishment of the existing Snow Lake concentrator. Our preliminary estimate of the total capital cost for all three phases is approximately $450 million.

On October 8, 2009, we released a NI 43-101 compliant mineral resource estimate for the Lalor Project. The technical report was filed on SEDAR on November 20, 2009. The resource for the zinc rich base metal zones is adequate for pre-feasibility design of the Lalor Project.

Zinc Rich Base Metal Mineral Resource Estimate

Category	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70
Inferred	5.0	1.4	25.5	0.57	9.39

In addition to the above, we have also updated the mineral interpretation of the separate and contact gold zones which are comprised of five distinct gold lenses. The October 8, 2009 release also provided the potential quantity and grade, expressed as a range, of the potential of gold mineralization at Lalor. The ramp development from Chisel North mine will provide an exploration platform to confirm the continuity of the gold zone.

Gold Zones Potential Mineral Deposit

Zone	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	3.5-3.9	4.8-6.0	34-39	0.5-0.7	0.4-0.5
24	0.2-0.4	4.1-4.6	26-32	0.2-0.4	1.1-1.4
25	4.6-5.0	4.0-5.0	33-35	0.2-0.4	0.2-0.4
26	0.8-1.0	3.5-4.0	24-28	0.4-0.5	0.3-0.5
27	1.5-1.7	4.4-4.8	12-16	0.8-0.9	0.1-0.2
Total	10.6-12.0	4.3-5.2	30-33	0.4-0.6	0.3-0.4

The Lalor gold zones potential mineral deposit estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource. Additional detail may be found in our press release dated October 8, 2009, available at www.sedar.com.

The gold zones conceptual estimate was based on 66 gold mineralized drill holes. Diamond drilling and geological interpretation has identified five stacked mineralized gold zones either in contact with or entirely separate to the zinc rich base metal resource zones, 715 to 1,175 vertical metres below surface. The gold zones vary in east-west dimension from 75 to 360 metres and in the north south dimension from 150 to 850 metres. Average thickness of the gold zones varies from 4 to 11.5 metres. The gold zones have been drilled at a spacing of 30 to 150 metres by near vertical parent holes from surface or by wedge offsets.

Assays from the gold zones were top cut based on statistical analysis of the data per each zone, where zones 21, 25, 27 were top cut at 30 g/t gold, zone 24 at 17.5 g/t and zone 26 at 25 g/t. Approximately 5% of the gold zone assay population was top cut. Assays from the gold zones were composited across hanging wall to footwall contacts and specific gravity weighted.

Three-dimensional wireframes capturing each mineralized gold zone were separately created using MineSight resource modeling software. The gold zones conceptual estimate was based on an interpolation plan using inverse distance squared weighted methodology of the specific gravity weighted composites and wireframes with MineSight software.

The mineral resource and gold potential mineral deposits were prepared by Robert Carter, B.Sc. P.Eng, HBMS Senior Mines Analyst under the direct supervision of Kimberley Proctor, B.Sc. P.Geo, HBMS Superintendent Mines Technical Services, both qualified persons within the meaning of NI 43-101. Ms. Proctor has reviewed and verified the technical information in this MD&A.

The base case pre-feasibility study for Lalor is ongoing. Over the next six months, we intend to enhance the pre-feasibility study by conducting a number of engineering and tradeoff studies which will further refine our project design and assumptions. We already have a proven shaft design in the 777 mine, which can be used for Lalor to accelerate project development time and help reduce design risk.

Currently, only the zinc-rich base metal zones are sufficiently defined to merit inclusion in a feasibility study. Upgrading the gold zones to a NI 43-101-compliant measured and indicated resource will only be possible until after underground drilling has taken place. However, we have incorporated the gold zones into our internal evaluations.

Given our plans for accelerated project development, our substantial financial capacity, and the time required to upgrade the gold zones to a category suitable for feasibility-level mine planning, preparation of a definitive feasibility study for Lalor is not expected to provide significant benefits to the project. Engineering and design work will be focused to ensure that key project decisions on design, scope and implementation are supported by the appropriate level of detail.

Aquila Resources Inc.

On August 6, 2009, we entered into an agreement (the “Agreement”) with Aquila Resources Inc. (“Aquila”) granting us the right to acquire a majority interest in Aquila’s Back Forty Project in Michigan, USA. Under the Agreement, we subscribed for 12,141,051 common shares of Aquila, a 14.9% ownership interest, at a price of $0.1827 per share. We have an option to acquire a 51% ownership interest in the Back Forty Project through the expenditure of US$10,000,000 within three years and the right to further increase our ownership interest to 65% by completing a feasibility study, submitting an application for permitting the Project and making certain option payments. Our interest can be further increased to 75% if the Back Forty Project is put into production and Aquila elects to have us fund their share of development costs.

Halo Resources Ltd

On December 22, 2009, we entered into an option agreement with Halo Resources Ltd (“Halo”) allowing HudBay to earn up to a 67.5% joint venture interest in Halo’s Cold and Lost properties in the Sherridon VMS District in Manitoba, located approximately 110 kilometers by road from HudBay’s facilities in Flin Flon. We can acquire a 51% interest by making aggregate cash payments to Halo of $800,000 and completing work expenditures on the property of $1.35 million, in each case within the next 2 years. We can increase our interest to 60% by funding and completing a feasibility study within the next four years and paying $2 million in cash to Halo. We may further increase our interest to 67.5% by paying Halo an additional $2.5 million prior to commencement of commercial production. HudBay will act as operator of the joint venture and will purchase all ore produced by the joint venture.

Restart of Chisel North mine and Snow Lake concentrator

On January 9, 2009, we announced that we would place our Chisel North mine and Snow Lake concentrator on care and maintenance as a result of depressed base metals prices. On October 30, 2009 we announced that we would restart the mine and concentrator. Full production is expected to begin in the second quarter of 2010 and continue for approximately two years. In connection with the restart, we entered into a forward sale of approximately 50% of the anticipated zinc production, in compliance with our risk management policy.

Closure of the copper smelter

On June 18, 2009, we announced that we expect to close our Flin Flon copper smelter before July 1, 2010, and the WPCR shortly thereafter. The impact on our future financial results is not expected to be material, as the processing costs from the sale of concentrates are expected to be similar to existing costs. Further, the smelter is part of an integrated complex, and reclamation costs, which have been fully provided for on our balance sheet, will be required to be incurred only when the entire Flin Flon metallurgical complex ultimately shuts down. We anticipate position reductions as a result of the closure to be approximately 225 in Flin Flon and 65 at the WPCR, and have accrued pension termination benefits and a severance provision of approximately $6.1 million corresponding with the estimated contractual obligations upon severance. Actual severance costs may vary significantly from this amount depending on the implementation of employee reductions.

As part of the smelter closure process, we have developed a broader copper concentrate sales strategy which is intended to provide access to opportunities presented in the global copper concentrate market. To help maximize the commercial terms for the sale of copper concentrate, we intend to implement a dual-track strategy that will see HudBay sell approximately 60 per cent of our anticipated copper concentrate through a contract that is based on benchmark terms for copper smelting and refining. The remainder, approximately 40 per cent of its anticipated copper concentrate production, will be available for sale as opportunities arise. A broad cross section of potential international buyers have expressed strong interest in purchasing the company’s anticipated copper concentrate production and we are confident this strategy will help to maximize sales revenues with an acceptable level of certainty on sales volumes. We expect to execute a contract for the sale of copper concentrate on benchmark terms in the near future.

NCIB

On September 29, 2009, the Toronto Stock Exchange (“TSX”) accepted our application for a normal course issuer bid (“NCIB”). The NCIB provides that we may purchase up to 13,655,000 of our common shares (representing approximately 10% of the public float) during the 12 month period from October 1, 2009 to September 30, 2010. A maximum number of 379,100 shares may be repurchased during any trading day, representing 25% of the average daily trading volume of our shares on the TSX during the previous 6 months. The price paid will be the market price at the time of purchase. At December 31, 2009, we had repurchased 599,600 of our common shares, at a cost of $8.0 million.

Lundin

On November 21, 2008, we entered into an arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which we would have acquired all of the issued and outstanding common shares of Lundin, subject to satisfaction of certain conditions, on the basis of 0.3919 of a HudBay common share for each Lundin common share. The transaction was to be completed in the first quarter of 2009.

Also on November 21, 2008, we entered into a subscription agreement (the “Subscription Agreement”) with Lundin whereby we agreed to acquire 96,997,492 common shares of Lundin at a price of $1.40 per share in a private placement (the “Private Placement”), with aggregate gross proceeds to Lundin of $135.8 million. The Private Placement was completed on December 11, 2008, and on completion we held 19.9% of the issued and outstanding Lundin common shares.

On January 23, 2009, the Ontario Securities Commission (“OSC”) set aside a decision of the TSX granting conditional approval for the listing of the HudBay common shares to be issued as consideration pursuant to the Arrangement Agreement. The OSC’s decision was that HudBay shareholder approval was required prior to the completion of the transaction contemplated by the Arrangement Agreement.

We entered into a termination agreement providing for the termination of the Arrangement Agreement with Lundin (the “Termination Agreement”) on February 23, 2009 after our board of directors concluded we were unlikely to receive the requisite shareholder approval.

On March 23, 2009, our previous board of directors resigned, and the nominees of SRM Global Master Fund Limited Partnership (“SRM”) were appointed to HudBay’s board. The transition in our board followed the resolution of a proxy contest initiated by SRM in December 2008. In connection with the board transition, Colin K. Benner resigned as interim chief executive officer and Peter R. Jones was appointed chief executive officer. Mr. Benner had replaced Allen J. Palmiere, who resigned as chief executive officer on March 9, 2009.

On May 26, 2009, we sold our stake in Lundin for cash proceeds of approximately $235.7 million, representing a gain of approximately $99.9 million. In connection with the sale, HudBay and Lundin agreed to terminate all continuing rights and obligations under the Termination Agreement, other than a mutual release and a reciprocal standstill covenant that expires February 23, 2010. HudBay and Lundin also agreed to terminate all continuing rights and obligations under the Subscription Agreement and entered into a mutual release in respect of any and all claims connected with or arising from the Subscription Agreement and certain representations and warranties under the Termination Agreement.

Management Changes

On November 12, 2009, we announced that Peter R. Jones would retire as our CEO effective December 31, 2009, and that Michael D. Winship, our President and Chief Operating Officer, had resigned to pursue other opportunities. W. Warren Holmes was appointed Executive Vice Chairman of HudBay and, upon Mr. Jones’ retirement, interim CEO. A search for a permanent CEO is underway.

Exploration

HudBay continues to invest in exploration. Currently five drills are operating at the Lalor Project. One of these drills is conducting infill drilling on the gold zones characterized in the October 8, 2009 news release. Two drills are concentrating efforts on the recent copper-gold zone intersections as disclosed in the September 22, 2009 news release. Another drill is conducting regional exploration in areas immediate to the Lalor Project, and one drill is currently drilling a shaft pilot hole testing the competency and character of the rock in preparation for development at Lalor. Results will be disclosed as they are compiled and evaluated.

One drill remains operating in Flin Flon, Manitoba testing near mine geophysical targets and trends and a continual underground exploration program is being carried out at both the Trout Lake and 777 mines.

OUTLOOK

This outlook includes forward-looking information about HudBay’s operations and financial expectations that is subject to risks, uncertainties and assumptions. The outlook and financial targets are for 2010 only. The information provided in this section is forward-looking, based on HudBay’s expectations and outlook and shall be effective only as of the date the targets were originally issued on March 3, 2010. Refer to “Forward-Looking Information” on page 1. The overall outlook, including targets, and our performance is generally subject to various risks and uncertainties which may impact future performance and our achievement of these targets. Refer to “Risks, Uncertainties and Other Information” section in this MD&A.

Current base metal prices have recovered substantially and are substantially higher than average prices in 2009. If these prices and current exchange rates are sustained during 2010 and our production and cost performance are as expected, our operating financial results are likely to improve substantially over 2009 results (excluding the 2009 gain on disposition of our investment in Lundin Mining).

For our sensitivity to metal prices and foreign exchange rates, refer to “Sensitivity Analysis” on page 12.

Material Assumptions

Our 2010 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affects our performance. Our general expectations regarding prices for metals, electricity, heavy fuel oil and foreign exchange rates are included in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2010 Domestic Mine and Mill Production (Contained Metal in Concentrate)

		Year Ended December 31, 2009	2010 Forecast
Zinc	(tonnes)	78,722	75,000-90,000
Copper	(tonnes)	48,397	45,000-55,000
Gold	(oz.)	92,201	85,000-100,000
Silver	(oz.)	1,004,624	800,000-900,000

Unlike our guidance from 2009 and prior years, which was based on metal produced from the refinery and smelter from both domestic and third party concentrates, our 2010 production guidance is based on metal contained in concentrates produced from our concentrators. This change is due to the pending closure of the Flin Flon copper smelter and our emphasis on domestic production rather than a combination of domestic and purchased metal.

In addition to our own concentrates, we expect to process zinc concentrates purchased from others which would contribute to zinc finished metal production. However, we do not plan to process any purchased copper concentrates as the smelter closure is planned for mid-2010.

2010 Exploration Plan

We plan to increase exploration expenditures for 2010 to $41.8 million. Exploration targets will include programs in the Flin Flon Greenstone Belt, the Fenix nickel project in Guatemala, the Back Forty project in Michigan, Balmat and Chile.

The 2010 exploration plan in the Flin Flon Greenstone Belt will include additional drilling at the Lalor Project and structural re-interpretations of mines and geophysical targets throughout the belt. We will also continue to explore within operating mines, in an effort to expand mineral reserves and resources.

Targeted 2010 Exploration Plan 1

Flin Flon Greenstone Belt ($ millions)
Grassroots exploration	19.7
Lalor Project	8.3
Underground mine exploration	4.5
Administration and studies	5.3

37.8

Elsewhere
Balmat and surrounding area	1.0
Other areas	3.0

4.0

Total Target	41.8

[1]	All values are preliminary estimates, and actual expenditures may vary and will depend on several factors and may be subject to change.

Our exploration properties include approximately 400,000 hectares in the prolific Flin Flon Greenstone Belt of Manitoba and Saskatchewan. The Company has also optioned mineral properties to seven other exploration companies as a means to leverage our expenditures in the Flin Flon Greenstone Belt. Four significant option agreements are with VMS Ventures, Murgor Resources, Halo Resources and Troymet Resources. In 2010 we expect to begin exercising back in rights on agreements with Troymet Resources regarding McClarty Lake and with VMS Ventures regarding Reed Lake. We also entered into an agreement with Halo Resources to earn up to a 67.5% interest in Halo’s Cold and Lost deposits near Sherridon, Manitoba.

Beyond the Flin Flon Greenstone Belt, we are planning additional exploration at the Fenix property in Guatemala. An exploration program drill testing new geophysical targets in our 20,000 hectares of exploration lands near Balmat started in 2009 will also continue. At our San Antonio copper project in Chile, we plan to evaluate and drill test geophysical targets in the third quarter of 2010. We are also funding exploration at the Back Forty Project located in northern Michigan pursuant to an agreement with Aquila Resources. We also own the Tom/Jason zinc/lead/silver mineral deposits in the Yukon and zinc exploration properties in southwestern Ontario.

Develop Lalor Project

We first issued a NI 43-101 compliant resource estimate for Lalor in August 2008. Of the $41.8 million total expenditure planned for exploration in 2010, we plan to spend approximately $8.3 million to conduct diamond drilling of the periphery of Lalor and nearby geophysical anomalies, new geophysical surveys of the area and cementing of existing diamond drill holes in preparation for project development.

2010 Capital Expenditures

In response to weak metal prices, we took steps in 2009 to substantially reduce our capital expenditure budget while ensuring that the production capacity of our existing assets was sustained. Sustaining capital expenditures in 2010 are expected to return to more normal levels as compared to 2009. Our capital program in 2010 is expected to be approximately $207.9 million, consisting of sustaining capital of $101.1 million, expenditures associated with the preparations for future sale of concentrates of $28.0 million, and growth capital of $65.2 million for the Lalor Project and an aggregate of $13.7 million for the Back Forty and Fenix Projects. The growth capital amounts noted here may change materially if project plans change. This capital program will support ongoing strong levels of production from our mines and processing facilities. Refer to “Capital Expenditures” on page 25 for 2009 capital expenditures by mine and processing facility.

COMMODITY MARKETS

In addition to HudBay’s production, financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including energy prices. In 2009, metal prices recovered dramatically, offset in part by the appreciation of the Canadian dollar in 2009.

The following market analysis has been developed from various information sources including analyst and industry experts.

Zinc

In 2009, the London Metal Exchange (“LME”) zinc price averaged US$0.75 per pound, increasing over the year from a low of US$0.48 per pound in February to a high of US$1.17 per pound in December. LME zinc inventories grew sharply in 2009, reflecting weakness in end-use demand for zinc in the major industrialized economies.

The strong recovery in zinc prices has occurred notwithstanding the increase in LME inventories, reflecting strong investor demand for commodity investments during 2009. The recovery in prices has spurred the reopening of zinc production capacity that was suspended during the recession, including our own Chisel North mine. It is likely that continued strong economic growth in China, together with economic recovery in the industrialized world, will be needed to support current zinc prices over the next two years. However, third party forecasts for global zinc production highlight the expected closure of a number of major zinc producers starting in 2012 and an absence of new zinc projects to replace the lost production, which suggests a positive medium-term outlook for zinc prices.

Copper

As a result of the global economic crisis, global copper consumption declined sharply in the fourth quarter of 2008, leading to substantial increases in LME stockpiles and a sharp decline in the LME price of copper. The LME copper price averaged US$2.34 per pound in 2009, with a range of US$1.38 per pound in January to US$3.33 per pound at the end of 2009.

Copper benefited from strong demand in China in the first half of 2009, which was evidenced in a substantial drawdown in the LME inventories that had accumulated in early 2009. LME inventories grew again in the second half of 2009, but the price of copper continued to rise, again due in part to investor demand for commodity investments. As with zinc, copper prices will likely require a continuation of global economic recovery to be sustained at current levels in the shorter term, but medium term supply-demand fundamentals for copper remain positive assuming continued strong copper demand from China.

Gold

Gold prices averaged US$973 per ounce during 2009. The gold price appreciated sharply in the fourth quarter of 2009, reaching US$1,200 per ounce in early December before closing the year near US$1,100 per ounce. The price of gold has continued to benefit from concerns about the risk of rising inflation as a result of the aggressive monetary response to the global recession from the world’s major central banks.

Silver

Silver prices averaged US$14.65 per ounce during 2009. As with gold, silver prices reached a high of over US$19.00 per ounce in December, ending 2009 at US$16.88 per ounce.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore earnings to decrease when our US dollar receipts are converted to Canadian dollars, because the majority of our operating costs are denominated in Canadian dollars. In addition, a stronger Canadian dollar may result in foreign exchange losses due to depreciation in the value of US dollar denominated cash balances.

After reaching a low of approximately C$1.30 per US dollar in March of 2009, the Canadian dollar appreciated sharply to near parity with the US dollar in the fourth quarter of 2009. As it was in 2008, the Canadian/US dollar exchange rate in 2009 was closely correlated with the price of commodities such as crude oil and base metals, which are important parts of Canada’s resource-based economy.

SENSITIVITY ANALYSIS

Net Earnings Sensitivity

The following table displays the approximate impact of changes in metal prices and exchange rates on HudBay’s 2010 net earnings.

		Change of 10%, as represented by:[2] [3]		Would change 2010 net earnings by [2] (C$ million)	Would change 2010 net earnings per share by [1] (C$/share)

Zinc [2]	lb.	US$	0.08	9.5	$0.06
Copper [2]	lb.	US$	0.28	18.4	$0.12
Gold [2]	troy oz.	US$	100.00	5.4	$0.04
Silver [2]	troy oz.	US$	1.60	1.1	$0.01
Exchange Rates [3]	US$1 to C$	C$	0.11	37.5	$0.24

[1]	Based on common shares outstanding of 154.0 million.
[2]	Based on exchange rate of US$1 to C$1.1.
[3]	Based on metal prices of US$0.80/lb. zinc, US$2.75/lb. copper, US$1,000/oz. gold and $16.00/oz silver.

FINANCIAL REVIEW

Earnings decreased in the fourth quarter of 2009

For the fourth quarter, net earnings were $7.3 million, reflecting a $8.5 million decrease from the fourth quarter of 2008. For the full year net earnings of $112.8 million reflect a $39.4 million increase from the same period in 2008.

Significant variances affecting the fourth quarter and year-to-date earnings compared to the same period in 2008 are as follows:

	Three Months Ended Dec 31, 2009	Year Ended Dec 31, 2009
	($ millions)

Increase (decrease) in earnings components:
Revenues	(12.1)	(261.2)
Expenses
Operating	49.7	179.8
Depreciation and amortization	(7.3)	(12.4)
General and administrative	(7.9)	(13.6)
Stock-based compensation	1.0	7.3
Accretion of asset retirement obligations	(0.1)	(0.6)
Foreign exchange gain/loss	(36.2)	(60.1)
Exploration	1.7	18.0
Interest and other income	(4.9)	81.1
Gain / loss on derivative instruments	(2.0)	(0.3)
Asset impairment losses	3.2	30.4
Share of losses of equity investee	—	3.9
Future taxes	19.8	47.1
Current taxes	(13.4)	20.0

(Decrease) increase in net earnings	(8.5)	39.4

Earnings were impacted in the fourth quarter of 2009 as a result of lower sales of our copper cathode and spent anode production and $6.9 million in executive severance costs. At the end of 2009, the Company had excess inventory of approximately 3,800 tonnes of copper. The North American copper cathode market was relatively strong in the second and third quarters of 2009 as a result of strong Chinese demand for scrap copper metal. However, Chinese scrap purchases in the fourth quarter were not a significant factor compared to earlier quarters and domestic demand in North America remained weak, reflecting economic conditions in the U.S. The Company chose not to sell inventory in those market conditions. If those inventories had been sold at a copper price of $3.10 per pound (being the average realized price for copper during the fourth quarter of 2009), revenues and gross margin from the sale would have been approximately $27 million and $11 million, respectively. We expect to sell the majority of the excess inventory position together with new copper production in the first quarter of 2010.

Revenue decreased in the fourth quarter of 2009

Total revenue for the fourth quarter was $166.7 million; $12.1 million lower than the same quarter last year. For the full year revenue was $720.7 million, $261.2 million lower than the same period in 2008.

These variances are due to the following:

(in $ millions)	Three Months Ended Dec 31, 2009	Year Ended Dec 31, 2009

Metal prices
Higher (lower) zinc prices	23.6	(37.1)
Higher (lower) copper prices	57.2	(137.8)
Higher gold prices	10.3	12.7

Sales volumes
Higher zinc sales volumes	9.0	2.8
Lower copper sales volumes	(68.2)	(100.5)
Lower gold sales volumes	(15.2)	(10.1)

Other
(Unfavorable) favorable change in foreign exchange	(20.0)	63.2
Lower Balmat concentrate sales	0.5	(20.0)
Disposal of interest in CMMSA[1]	(7.1)	(26.1)
Other volume and pricing differences	(2.2)	(8.3)

Decrease in net revenues in 2009 compared to 2008	(12.1)	(261.2)

[1]	During 2009, we disposed of our 50% ownership in Considar Metal Marketing SA Inc. (“CMMSA”). The transaction did not have a material effect on our marketing activities.

Our revenue by significant product types is summarized as follows:

	Three Months Ended		Year Ended
(in $ millions)	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Zinc	55.6	34.6	174.2	200.2
Copper	63.9	84.4	351.3	551.5
Gold	21.7	30.3	102.5	93.5
Silver	8.3	7.9	34.5	27.0
Other	17.2	21.6	58.2	109.8

Total revenue	166.7	178.8	720.7	982.0

Realized prices increased in the fourth quarter of 2009

			Realized prices[1] for quarter ended			Realized prices[1] for year ended
		LME Fourth quarter 2009[2]	Dec 31 2009	Dec 31 2008	LME Calendar 2009 [2]	Dec 31 2009	Dec 31 2008

Prices in US$
Zinc [3]	US$/lb.	1.00	1.02	0.62	0.75	0.79	0.93
Copper [3]	US$/lb.	3.02	3.10	1.78	2.34	2.34	3.13
Gold	US$/troy oz.	1,102	1,081	764	973	950	845
Silver	US$/troy oz.	17.58	16.96	10.09	14.65	14.19	13.85

Prices in C$
Zinc [3]	C$/lb.	1.06	1.08	0.75	0.86	0.88	0.97
Copper [3]	C$/lb.	3.19	3.29	2.12	2.67	2.68	3.26
Gold	C$/troy oz.	1,164	1,131	928	1,111	1,093	907
Silver	C$/troy oz.	18.57	17.91	12.23	16.73	16.26	14.76

Exchange rate	US$1 to C$		1.06	1.20		1.14	1.05

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	LME average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc and a gain of US$0.03/lb. for copper during the fourth quarter of 2009. Refer to “Base Metal Price Strategic Risk Management” on page 30.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of zinc, copper, gold and silver, together with the US dollar exchange rate. Average market prices for zinc and copper in 2010 to date have been higher than average prices in 2009. If this trend continues, it will positively impact revenues in 2010 compared to 2009.

Operating expenses decreased in the fourth quarter of 2009

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Non-GAAP detailed operating expenses [1] ($000s)
Mines
777	15,763	16,860	58,897	57,422
Trout Lake	10,896	10,011	36,391	39,260
Chisel North	—	6,278	2,436	22,127
Balmat	—	1,008	—	20,934
Concentrators
Flin Flon	6,026	6,137	21,642	22,931
Snow Lake	—	1,753	1,090	6,825
Balmat	—	438	—	4,210
Metallurgical plants
Zinc plant	19,240	21,459	70,141	78,074
Copper smelter	12,587	16,756	47,902	62,795
WPCR	3,249	3,602	12,561	12,566
Other
Purchased concentrate treated	26,843	11,720	116,743	155,994
Anode freight & refining	769	2,003	6,373	8,539
Services & administration	11,313	11,642	39,823	46,089
HBMS employee profit sharing	1,766	3,977	8,124	21,315
Net profits interest	3,964	(201)	14,184	12,077
Other [2]	13,862	20,566	52,804	72,255
Changes in domestic inventory [3]	(22,303)	9,145	8,471	29,487
HMI Nickel	1,918	12,435	8,259	12,716

Total operating expenses, per financials	105,893	155,589	505,841	685,616

[1]	Refer to “Non-GAAP Measures” on page 46.
[2]	Includes our share of CMMSA operating costs for 2008 and care and maintenance costs for Balmat and Chisel North for 2009.
[3]

A reduction of inventories requires recognition of additional operating expenses to reflect the cost of sales during the period. Conversely, an increase in inventories requires a negative adjustment to operating expenses.

For the fourth quarter of 2009, our operating expenses were $105.9 million; $49.7 million lower than the same quarter last year. For the full year operating expenses were $505.8 million, $179.8 million lower than the same period in 2008. These variances are due to the following:

(in $ millions)	Three Months Ended Dec 31, 2009	Year Ended Dec 31, 2009

Increased volumes of purchased zinc concentrate	(19.4)	(58.6)
Decreased volumes of purchased copper concentrate	34.5	88.8
(Increased) decreased prices of purchased copper concentrate	(12.4)	59.8
Decreased (increased) cost of concentrate due to unfavorable exchange rate	5.8	(16.0)
Increased provisional pricing on zinc and copper concentrate	(17.2)	(26.8)
Decreased input costs in metallurgical plants	6.7	22.8
Lower costs for HMI Nickel	10.5	4.5
Suspension of Balmat operations	5.8	37.8
Suspension of Chisel North operations	8.1	25.4
Disposal of interest in CMMSA[1]	6.7	20.7
Higher net profits interest	(4.2)	(2.1)
Lower profit sharing	2.2	13.2
Other operating expenses and changes in volumes	22.6	10.3

Decrease in operating expenses in 2009 compared to 2008	49.7	179.8

[1]	As noted previously, we disposed of our interest in CMMSA.

		Three Months Ended		Year Ended
Unit Operating Costs		Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Mines
777	$/tonne	42.85	45.75	38.24	39.05
Trout Lake	$/tonne	67.24	53.37	53.57	50.58
Chisel North[1]	$/tonne	—	76.48	50.02	68.05

Total Mines [1]	$/tonne	50.31	52.59	43.08	49.01

Concentrators
Flin Flon	$/tonne	11.04	10.82	9.63	10.16
Snow Lake[1]	$/tonne	—	23.25	22.24	21.49

Metallurgical Plants
Zinc Plant	$/lb. Zn	0.304	0.325	0.298	0.314
Copper Smelter	$/lb. Cu	0.457	0.403	0.371	0.381
WPCR	US$/lb. Cu	0.129	0.075	0.098	0.074

[1]

As production at our Chisel North mine was suspended, unit production costs for subsequent periods were not meaningful as a comparative tool and have not been presented. However, these costs are reflected within the weighted average unit costs presented for total mines.

For the fourth quarter, other significant variances for 2009 versus 2008 were:

•

Depreciation and amortization increased by $7.3 million, totaling $27.7 million for the fourth quarter of 2009, primarily as a result of increases in rates for operating assets, including accelerated depreciation for the smelter and refinery of approximately $9.0 million in light of the change in the economic life of these assets.

•

General and administrative expenses increased by $7.9 million, totaling $16.4 million for the fourth quarter of 2009. General and administrative expense increased mainly due to $6.9 million of severance costs for key management employees.

•

Stock-based compensation decreased by $1.0 million to $1.2 million in the fourth quarter of 2009; no annual grant of options was issued in 2009, whereas an annual grant of options was issued in the first quarter of 2008. We expect to resume annual grants of stock-based compensation to employees in 2010.

•

Foreign exchange loss changed by $36.2 million to a loss of $1.4 million in the fourth quarter of 2009. Foreign exchange loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollars; small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the fourth quarter of 2009, with exchange rates moving from $1.07 as at September 30, 2009 to $1.05 as at December 31, 2009, resulting in a foreign exchange loss of $1.4 million in the fourth quarter of 2009. Over the same period in the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $1.06 as at September 30, 2008 to $1.22 as at December 31, 2008, which resulted in a foreign exchange gain of $34.8 million in the fourth quarter of 2008.

•

Exploration expenses decreased by $1.7 million to $4.0 million for the fourth quarter of 2009 compared to $5.7 million in the fourth quarter of 2008. Refer to “Capital Expenditures” on page 25 for information on capitalized exploration expenditures.

•	Interest and other income decreased earnings before tax by $4.9 million. Interest income was lower in the fourth quarter of 2009 due to lower interest rates.

•

Asset impairment losses decreased by $30.4 million during the fourth quarter of 2009 because the Company did not record asset impairment losses compared to $30.4 million in 2008 arising from the write off of the Balmat assets.

For the year to date, other significant variances for 2009 versus 2008 were:

•

Depreciation and amortization increased by $12.4 million, totaling $100.7 million for the full year 2009. Decreases of $8.9 million and $6.6 million from the suspension of our Balmat operations and Chisel North operations respectively were more than offset by increases in rates for operating assets, including accelerated depreciation for the smelter and refinery of approximately $22.0 million in light of the change in the economic life of these assets.

•

General and administrative expenses increased by $13.6 million, totaling $44.2 million for the full year 2009. The increase resulted mainly from approximately $14.5 million for costs in 2009 related to the Lundin transaction, shareholder litigation, proxy solicitation and severance. Approximately $4.7 million of executive retirement and severance costs were included in the operating results of 2008.

•

Stock-based compensation decreased by $7.3 million to $4.7 million for the full year in 2009; no annual grant of options was issued in 2009, whereas an annual grant of options was issued in the first quarter of 2008. In lieu of stock-based compensation grants for 2009, long term incentive cash payments were made to eligible employees in the third quarter of 2009 which increased general and administrative expense and reduced stock-based compensation expense. We expect to resume annual grants of stock-based compensation for employees in 2010.

•

Foreign exchange loss changed by $60.1 million, to a loss of $17.8 million in 2009. The loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollars; small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar increased over the year-to-date 2009, with exchange rates moving from $1.22 as at December 31, 2008 to $1.05 as at December 31, 2009, resulting in a foreign exchange loss of $17.8 million for year-to-date 2009. Over the same period in the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $0.99 as at December 31, 2007 to $1.22 as at December 31, 2008, which resulted in a foreign exchange gain of $42.3 million for year-to-date 2008.

•

Exploration expenses decreased by $18.0 million to $7.6 million for the full year 2009. The decline was mainly due to reduced exploration activity in 2009 and expensing of costs associated with Lalor during the first quarter of 2008. Subsequent costs were later capitalized. We expect exploration activity in 2010 to resume to levels comparable to 2008 and 2007. Refer to “Capital Expenditures” on page 25 for information on capitalized exploration expenditures.

•

Interest and other income increased earnings before tax by $81.1 million, mainly due to the gain of $99.9 million on the sale of Lundin shares, partially offset by a decrease of $22.4 million in interest income due to lower interest rates.

•	Asset impairment losses decreased by $30.4 million in 2009. During 2009, the Company did not record asset impairment losses compared to $30.4 million in 2008 due to the write off of the Balmat assets.

Outlook

Operating expenses will continue to be affected by the volume of purchased zinc concentrates as well as production volumes. Depreciation expense is expected to remain at elevated levels in the first half of 2010 as the copper smelter and refinery are fully depreciated prior to their scheduled closure. General and administrative costs are expected to decline in 2010 from 2009 levels, which were affected by costs related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

Tax Expense

Lower tax expense increased year to date earnings by $67.2 million.

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($000s)

Non-cash - income tax expense [1]	(4,747)	6,813	(887)	42,819
Non-cash - mining tax expense [1]	(6,714)	1,572	3,105	6,546

Total non-cash tax expense	(11,461)	8,385	2,218	49,365

Estimated current taxes payable - income tax	10,967	1,231	24,245	24,692
Estimated current taxes payable - mining tax	2,821	(821)	2,668	22,241

Total estimated current taxes payable	13,788	410	26,913	46,933

Tax	2,327	8,795	29,131	96,298

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

The statutory income tax rate decreased from approximately 33% for the full 2008 year to an estimated rate of 31.3% for the full 2009 year as a result of federal and provincial income tax rate reductions. Our effective income tax rate for year-to-date 2009 was approximately 16% (fourth quarter - 64%). Significant items causing our year-to-date effective income tax rate to be lower than the statutory income tax rate include:

•	an effective capital gains tax rate of 16.5% applicable to the gain related to the disposition of Lundin shares; and

•	recognition of tax assets of $14.2 million related to previously unrecognized tax deductions.

Significant items partially offsetting the effect of the above noted items include:

•	non-deductible stock based compensation expense of $4.7 million (fourth quarter - $1.2 million); and

•

an increase in valuation allowance with respect to expenses incurred by certain foreign operations as well as costs associated with mine closure. These expenses cause temporary differences, which result in a future tax asset and a tax benefit. However, we determined it is not more likely than not that we will realize these future tax assets. Accordingly, we have increased our valuation allowance which offsets the future tax asset and tax benefit recorded. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but have not recorded a corresponding tax benefit. Our valuation allowance with respect to future income tax assets increased by $7.2 million in 2009 (fourth quarter - increase of $0.8 million).

The fourth quarter income tax rate is higher than the statutory tax rate as a result of non-deductible items, an increase in the valuation allowance as well as changes in estimate regarding the timing of the reversal of temporary differences. When compared to earnings for the quarter, the magnitude of these adjustments resulted in a higher tax rate.

Mining Tax Expense

The Province of Manitoba announced reductions to its mining tax rate in March 2009 which was substantively enacted in the second quarter. The mining tax rate was reduced to 10%, 15% or 17% from 18% depending on the amount of taxable mining profits. We have accumulated mining tax pools over the years and have recorded the related benefits as future mining tax assets. We consider some additional factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. We review estimates for the valuation allowance each quarter and in so doing, consider uncertainties associated with future long term metal prices and foreign exchange rates. The Company’s mining tax valuation allowance provided for future mining tax assets expected to be realized beyond the next three year. We expect to realized our mining tax asset within 3 years. Consequently, no valuation allowance was recorded as of December 31, 2009. We estimate that the tax rate that will be applicable when temporary differences reverse will be 15% to 17%. During the fourth quarter, we recorded a future tax recovery of $7.2 million related to changes in the estimated tax rate that will be applicable when temporary differences reverse and to changes in our estimate of the valuation allowance. After applying our mining tax pools to current earnings and recording the adjustment of $7.2 million, the future mining tax asset was increased in the quarter by approximately $6.7 million.

Our effective rate for mining taxes was approximately 4.1% (fourth quarter - negative 40.2%) on our year-to- date income before tax. For the full 2008 year, mining taxes were approximately 17% on earnings before tax. Effective mining tax rates can vary significantly based on the composition of our earnings.

EBITDA 1

The following table presents our calculation of EBITDA for the three months and year ended December 31, 2009 and December 31, 2008.

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($000s)
Earnings before tax, per financial statements	9,666	24,614	141,902	169,651

Adjustments:
Depreciation and amortization	27,653	20,313	100,731	88,295
Exploration	3,994	5,697	7,609	25,583
Interest and other income	(1,151)	(5,881)	(107,386)	(26,217)
Gain (loss) on derivative instruments	455	(1,639)	917	589
Asset impairment losses	—	3,196	—	30,433
Share of losses of equity investee	—	—	—	3,915

EBITDA [1]	40,617	46,300	143,773	292,249

[1]	Refer to “Non-GAAP Measures” on page 46.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)
Revenue	166,673	194,608	197,657	161,784	178,781	247,441	284,035	271,637
EBITDA[1]	40,617	59,065	28,598	15,493	46,300	88,633	86,351	70,965
Operating cash flow[2]	33,792	48,214	28,865	13,972	38,805	54,484	70,721	70,651
Earnings (loss) before tax	9,666	32,811	104,705	(5,280)	24,614	33,898	64,542	46,597
Net earnings (loss)	7,339	89,415	89,415	(3,958)	15,819	2,780	33,202	21,552
Earnings (loss) per share:
Basic	0.05	0.13	0.58	(0.03)	0.10	0.02	0.26	0.17
Diluted	0.05	0.13	0.58	(0.03)	0.10	0.02	0.26	0.17

[1]	EBITDA is considered a non-GAAP measure (refer to “Non-GAAP Measures” on page 46).
[2]	Before changes in non-cash working capital (refer to “Non-GAAP Measures” on page 46).

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Prices for zinc and copper fell dramatically in the fourth quarter of 2008 and have only partially recovered in 2009. As a result, our EBITDA and operating cash flow have declined substantially compared to the levels we enjoyed in 2008. A significant weakening of the Canadian dollar, which occurred at the same time as the decline in metals prices in the fourth quarter of 2008, partially offset this trend.

In the third quarter of 2008, we recorded asset impairment losses on our Balmat mine assets of $27.2 million. In addition, we recorded a foreign exchange gain of $34.8 million in the fourth quarter of 2008. In the second quarter of 2009, we realized a gain of $99.9 million on the disposition of our interest in Lundin.

The following table sets forth selected consolidated financial information for each of the three most recently completed years.

	2009	2008	2007
	($000s)
Revenue	720,722	981,894	1,269,841
Earnings before tax	141,902	169,651	365,456
Operating cash flow [1]	124,843	234,661	477,890
Net earnings	112,771	73,353	277,139
Earnings per share:
Basic	0.73	0.54	1.79
Diluted	0.73	0.54	1.77
Total assets	2,032,267	1,918,353	1,551,627
Total long-term financial liabilities [2]	90,176	102,361	133,622

[1]	Before changes in non-cash working capital. Refer to “Non-GAAP Measures” on page 46.
[2]

Total long-term financial liabilities consist of non-current portions of long-term debt, pension obligations, other employee future benefits, obligations under capital leases, and fair value of derivative liabilities.

Not including the gain from the sale of our interest in Lundin, our revenue, operating cash flow and earnings in 2008 and 2007 were significantly higher primarily due to higher metal prices and a better economic climate compared to 2009.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at December 31, 2009 compared to Financial Condition as at December 31, 2008

Cash, cash equivalents and short-term investments of $886.8 million as at December 31, 2009 reflected a $182.1 million increase from December 31, 2008. We have not invested in asset-backed commercial paper, and our cash equivalents and short-term investments are held in low-risk, liquid investments with major Canadian banks. The increase in our cash, cash equivalents and short-term investments during 2009 was due mainly to the realization of $235.7 million in proceeds from the disposition of our interest in Lundin, offset in part by the reclassification of $48.5 million to restricted cash in order to support letters of credit previously supported by our credit facility, which expired on February 27, 2009. The change in cash balances in 2009 has also been affected by negative changes in non-cash working capital.

Working capital increased by $185.9 million to $949.6 million from December 31, 2008 to December 31, 2009. In addition to the higher cash, cash equivalents and short-term investments position, inventory decreased by $15.5 million primarily due to lower volumes of copper and gold finished metals and receivables decreased by $13.9 million primarily due to the mark-to-market effect on provisional purchase contracts, due to the steep decline of base metal prices in late 2008. Payables decreased by $23.6 million, which reflected the settlement of project deferral costs of the Fenix Project and payment of Lundin transaction costs, offset by increases in trade payables due to prices and volumes of purchased concentrates. Taxes payable decreased due to timing of payments.

On January 15, 2009, we redeemed our remaining Senior Secured Notes with proceeds from our cash held in trust.

Our credit facility expired on February 27, 2009 and has not been renewed or replaced. We plan to establish a replacement credit facility once credit market conditions are more favourable for borrowers.

As at December 31, 2009, letters of credit of $57.6 million were outstanding, including $40.5 million provided to the provinces of Saskatchewan and Manitoba for reclamation undertakings and US$2.2 million provided by HMI Nickel. Approximately $48.5 million of our outstanding letters of credit were previously supported by the credit facility noted above.

In addition, our minimum required contributions to our defined benefit pension plans have increased by $9.3 million for each of the calendar years 2009 and 2010 and by $9.2 million for each of the calendar years 2011, 2012 and 2013.

We have established a Deferred Share Unit (“DSU”) Plan for members of the board of directors. Under the DSU Plan, directors receive a certain fixed portion of their compensation in the form of notional common shares of HudBay called DSUs. Each director may also make a quarterly election to receive all or a portion of his or her cash fees for the upcoming quarter in the form of DSUs. The issue and redemption prices of each DSU are based on the average closing price of our common shares for the five trading days prior to the issuance or redemption. The DSUs vest on the grant date. When a participant is no longer a director of HudBay, DSUs are redeemable by a lump sum cash payment based on the value of the DSUs at the time. The DSU liability is revalued quarterly based on the change in our share price. The change in the value of the DSU liability is included in earnings in the period of the change.

At December 31, 2009, the value of the outstanding liability related to the DSU Plan was $1.2 million (2008 - $0).

The following table summarizes our cash flows for the three months and year ended December 31, 2009 and December 31, 2008.

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($000s)

Net earnings for the period	7,339	15,819	112,771	73,353
Items not affecting cash	26,453	22,986	12,072	161,308
Net change in non-cash items	5,840	12,323	(18,649)	12,045

Cash provided by operating activities	39,632	51,128	106,194	246,706
Cash provided by (used in) investing activities	(33,347)	(72,879)	564,209	(733,325)
Cash provided by (used in) financing activities	1,619	(1,843)	118	(64,639)
Effect of exchange rate changes on cash and cash equivalents	(1,382)	7,761	(9,434)	19,411

Increase (decrease) in cash and cash equivalents	6,522	(15,833)	661,087	(531,847)

Cash Flow from Operating Activities

Operating activities provided $39.6 million of cash flows in the fourth quarter, representing a $11.5 million decrease compared to the same period in 2008. This decrease was due to various factors such as lower copper sales volumes, increased one-time corporate costs and the appreciation of the Canadian dollar compared to the same period in 2008, largely offset by savings from the suspension of the Balmat, Chisel North and Snow Lake operations.

For the full year cash provided by operations was $106.2 million, reflecting a decrease of $140.5 million from operating cash provided in the same period in 2008. The decline is mainly due to lower copper and zinc prices and volumes compared to 2008. Significant changes in 2009 working capital included reductions in accounts payable and accrued liabilities largely as a result of lower operating expenses primarily due to decreases in volumes and prices of purchased concentrates and lower profit sharing accruals for the year; inventories which decreased by $15.5 million due to reductions to previously accumulated copper concentrate and finished metals inventories; and taxes payable which decreased by $18.3 million as a payment was made in the first quarter of 2009 for 2008 taxes.

Cash Flow from Investing and Financing Activities

During the fourth quarter, our investing and financing activities required cash of $31.7 million, primarily driven by capital expenditures of $38.1 million and the repurchase of common shares of $5 million. In 2008, our fourth quarter cash outflows consisted mainly of capital expenditures of $53.9 million.

For the full year cash provided by investing and financing activities was represented mainly by our $478.9 million net redemptions of short-term investments in Canadian bankers’ acceptances and proceeds of $235.7 million from the disposition of the investment in Lundin. Partially offsetting the increases in cash were capital expenditures of $101.9 million and the increase of $48.5 million in restricted cash.

Capital Expenditures

The following summarizes cash additions to capital assets:

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($ millions)		($ millions)

Plant and Equipment	9.8	13.9	27.5	40.9
Capital Development	11.0	13.4	38.9	58.8
Capitalized Exploration	7.6	5.2	21.2	18.2
Capitalized Fenix Project	0.1	18.9	14.3	26.8

Total	28.5	51.4	101.9	144.7

Our capital expenditures in the fourth quarter were $22.9 million lower than the same period in 2008, mainly due to reduced Fenix Project capital expenditures. Reduced sustaining capital expenditures were partially offset by capitalized expenditures on our Lalor Project and Fenix Project. The same factors explained a $42.8 million decline in capital expenditures for 2009 compared to 2008.

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($ millions)

777 Mine	5.2	9.4	21.5	26.4
Trout Lake Mine	4.7	7.2	21.9	28.6
Chisel North Mine	1.9	2.5	1.8	8.5
Balmat Mine and Concentrator	—	—	—	10.2
Flin Flon and Snow Lake Concentrators	0.6	0.9	2.1	3.2
Flin Flon and Snow Lake Other	3.1	2.6	5.3	10.8
Zinc Plant	1.0	3.7	4.7	12.2
Copper Smelter & WPCR[1]	5.0	0.8	10.7	2.9
Other	1.0	1.2	2.0	1.9

Sustaining capital expenditures	22.5	28.3	70.0	104.7

Lalor Project	5.9	4.2	17.6	13.2
Fenix Project [2]	0.1	18.9	14.3	26.8

Growth capital expenditures	6.0	23.1	31.9	40.0

Total	28.5	51.4	101.9	144.7

[1]	These amounts in 2009 relate primarily to capital expenditures associated with the preparations for future sales of concentrates.
[2]	In 2008, Fenix Project expenditures commenced with our acquisition of HMI Nickel on August 26, 2008.

Liquidity

During the fourth quarter of 2009, our cash flow from operating activities fully funded our capital expenditures. In addition, our cash, cash equivalents and short-term investments balance of $886.8 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor Project are expected to utilize part of this cash balance.

The declines in the prices for equity and other financial assets in late 2008 adversely affected the valuation of our defined benefit pension plan assets. Based on actuarial valuation reports as at December 31, 2008, the solvency deficits in our defined benefit pension plans totaled $31.8 million, compared to $13.2 million at December 31, 2007. As a result, our required cash contributions to these plans, which reflect amortization of the solvency deficits over five years, have increased from $17.4 million in 2008 to $28.4 million in 2009.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes, as at December 31, 2009, certain of HudBay’s contractual obligations for the period specified.

Payment Schedule	Total	Less than 1 Year	1 - 3 Years	4-5 Years	After 5 Years
	($000s)
Operating lease obligations	4,612	1,391	1,378	1,041	802
Purchase obligations	14,445	14,445	—	—	—
Pension and other employee future benefits obligations	111,936	31,323	7,083	7,873	65,657
Asset retirement obligations [1]	109,684	4,139	5,118	2,806	97,621

Total	240,677	51,298	13,579	11,720	164,080

[1]	Before inflation and market risk.

In addition to the contractual obligations included in the above payment schedule, HudBay also has the following commitments:

•	Commitments to purchase zinc concentrates, with payments related to market prices over a quotational period;

•	A profit-sharing plan with most HBMS employees;

•

An asset purchase agreement with respect to the Balmat mine that specifies payments to be made out of annual positive future net free cash flow (after reasonable capital and exploration expenditures) from Balmat mine operations, subject to a “cap” of US$25 million. The agreement also places certain restrictions on the purchased assets until payment of the “cap” has been reached;

•	A royalty agreement and net profit interest agreements related to the 777 mine;

•	Collective Bargaining Agreements in place with unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration.

•	A contingent commitment to make payments based on tonnages of ore mined at areas of the Fenix Project and to pay a sales agency fee and net smelter return if a ferro-nickel plant is operated; and

•	A requirement to provide security to the Government of Guatemala for commitments related to the Fenix Project under an approved Environmental Impact Assessments program.

Additional details on the above commitments are available in notes 21b and 21c to our December 31, 2009 annual consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities and provision for inventory obsolescence, plant and equipment estimated economic lives and salvage values, assessment of impairment, ultimate realization of capitalized exploration costs, fair value of certain assets and liabilities, purchase price allocations, contingent liabilities, future income and mining tax assets and valuation reserves, interpretation of tax legislation, allocation of revenue and costs to non-Manitoba sourced ore for the purpose of computing Manitoba mining taxes payable, asset retirement obligations, stock based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually, and changes in estimates are reported in earnings in the period in which they became known.

Mineral Reserves and Resources

HudBay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long-term commodity prices and foreign exchange rates. Capitalized costs of mineral properties and mine development are amortized on a unit-of-production basis, based on related proven and probable mineral reserves.

Impairment

We review the carrying value of operating mines and plant and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of related assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, we measure and record an impairment loss to write down the assets to fair value, which is normally the discounted value of future cash flows. Cash flows include the production of both mineral reserves and a portion of mineral resources based on management’s best estimate of the most probable production profile. Cash flows are also dependent on estimates of future production costs, capital expenditures, salvage values, closure costs, reclamation costs as well as long term commodity prices and foreign exchange rates.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of our inventories by value and represent materials that are in the process of being converted into saleable product. HudBay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. We estimate the realizable value of in-process inventories at financial statement dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, an impairment charge is reported as part of current period operating costs to reduce the carrying value of the inventory.

Future Tax Assets and Liabilities

We use the asset and liability method of tax allocation for accounting for income taxes. Future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of future tax assets on a quarterly basis and adjusts the amount of the valuation allowance as necessary.

Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate and provide for decommissioning costs, and record a corresponding decommissioning asset, when a new mine or plant is placed into commercial production. Accretion expenses are accrued over the life of each associated operating mine or plant, such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date. The decommissioning asset is amortized over the life of the related asset. Judgment is required to determine assumptions including credit adjusted risk-free rates, expected timing of decommissioning costs, inflationary factors and market risks. Changes in cost estimates result in offsetting changes to the asset and liability and corresponding changes to the associated amortization and accretion rates. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

Pensions and Other Employee Future Benefits

Our post-retirement obligations relate mainly to ongoing health care benefit plans. Obligations relating to these plans and pension plans are estimated based on actuarial determinations, which incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Estimates in Determining Fair Value of Assets and Liabilities

We record various financial assets, financial liabilities and derivatives at fair value. Fair values are based on quoted market prices, where available. If market quotes are not available, we use internal valuation models with market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts.

Where financial assets, other than those classified as fair value through earnings, show evidence of impairment, judgment is also required to conclude whether a decline in fair value is other than temporary. In making this assessment for available-for-sale investments, management considers the length and extent of a decline in fair value below its cost, the financial condition and environment of the issuer, and our ability and intention to hold the investment until its anticipated recovery.

Purchase Price Allocation

In a purchase of a group of assets, the total purchase price is allocated to the assets acquired and the liabilities assumed based on their fair values at the time of acquisition. In determining these fair values, management must apply judgment in areas including mineral reserves and resources, future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the purchase price allocation.

Stock Based Compensation

We use the fair value based method to account for the grant of stock options. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. To determine the fair value of options, we use a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future stock price volatility and the expected average life of the options.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a strategic reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives or to manage the risk of putting higher cost operations into production.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

For the fourth quarter of 2009, HudBay reclassified pre-tax net loss of $1.6 million from other comprehensive income (“OCI”) to earnings as hedged anticipated zinc and copper sales occurred. Of the $7.0 million pre-tax gain in accumulated other comprehensive income at December 31, 2009, losses of $0.4 million will be reclassified to earnings in the next twelve months.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we also entered into foreign exchange forwards to hedge anticipated US dollar revenues. We agreed to sell US dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per US dollar. Hedge accounting was applied to these transactions.

ENVIRONMENT, HEALTH AND SAFETY

For the fourth quarter, we recorded a lost time accident frequency of 0.2 per 200,000 hours worked, including contractors, compared to 0.7 for the same quarter in 2008. For the full year, we recorded a lost time accident frequency of 0.5, compared to 1.0 for the same period in 2008.

The Environment

There were no significant environmental non-compliances during the year.

All producing operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of HBMS’ final products are registered to the ISO 9001 quality standard.

In the third quarter of 2007, Manitoba Conservation issued a report on its study of surface soils in Flin Flon, Manitoba and Creighton, Saskatchewan. The report identified some sample levels of metal in soils that exceeded Canadian Council of Ministers of the Environment guidelines. Additional assessment to determine if a human health risk exists is ongoing, and the report on the findings of this assessment is anticipated in the spring of 2010.

Addressing Evolving Environmental Regulations

In April 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries. These plans must be fully implemented no later than December 31, 2015. We have prepared the required plan for the Flin Flon metallurgical complex. Annual interim progress reports will be provided to government until the plan is fully implemented.

The notice sets annual air release targets for the specified substances. The greatest emission from HudBay’s operations is sulphur dioxide, primarily from our copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for our operations reduced to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes for 2015.

For 2009, we achieved the target for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges, and in the absence of economically viable technological alternatives, we have determined that the copper smelter is no longer economically viable and will cease copper smelter operations by July 1, 2010.

We publish an annual sustainability report that specifies our environmental, health and safety performance. The 2008 report is available on our website at www.hudbayminerals.com.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Year Ended
Mines		Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

777
Ore	tonnes	367,826	368,565	1,540,348	1,470,290
Zinc	%	4.95	4.19	4.35	4.36
Copper	%	2.40	2.37	2.49	2.61
Gold	g/tonne	2.17	2.16	2.12	2.12
Silver	g/tonne	27.68	24.57	26.39	24.82

Trout Lake
Ore	tonnes	162,045	187,562	679,331	776,205
Zinc	%	4.07	3.16	3.10	3.70
Copper	%	1.86	1.74	1.96	1.93
Gold	g/tonne	1.47	1.48	1.30	1.37
Silver	g/tonne	19.22	19.32	15.73	19.21

Chisel North
Ore	tonnes	—	82,078	48,695	325,156
Zinc	%	—	7.26	9.18	7.42

Balmat
Ore	tonnes	—	11,269	—	279,837
Zinc	%	—	10.42	—	8.06

Total Mines
Ore	tonnes	529,871	649,474	2,268,374	2,851,488
Zinc	%	4.68	4.39	4.08	4.89
Copper	%	2.23	1.88	2.28	1.89
Gold	g/tonne	1.96	1.77	1.84	1.54
Silver	g/tonne	25.09	22.97	23.17	20.22

For unit operating costs, refer to page 17.

777 Mine

Ore production at our 777 mine for the fourth quarter was marginally lower compared to the same period in 2008. Production results were in line with expectations for the quarter and increased production from the lower levels at 777 resulted in an increase to the mined zinc grade. The zinc grade was higher by 18%, and the copper grade was higher by 1%, due to the areas we mined during the quarter. The gold grade was slightly higher, and the silver grade was 13% higher, also due to the areas mined in the quarter. Operating costs per tonne of ore in the fourth quarter were 6% lower as compared to the same period in 2008.

Ore production at the 777 mine for the year ended 2009 increased by 5% compared to 2008. The hoisted tonnage in 2009 is a production record for the mine due to improvements in the mine ore handling system, productivity improvements and tonnage from the surface stockpile. Compared with grades in 2008, the zinc grade was slightly lower, copper grade was 5% lower, gold grade was unchanged, and silver grade was 6% higher. The lower copper grades are attributed to the areas mined. Operating costs at $38.24 per tonne of ore were 2% lower as compared to 2008.

Trout Lake Mine

Ore production at Trout Lake for the fourth quarter of 2009 was 14% lower as compared to the same quarter in 2008. The decrease in production follows the mine plan for the quarter as production will decline through 2010 and 2011 as the mine reserves are depleted. Going forward, mining tonnage per day will decrease due to a higher percentage of tonnage coming from deeper areas of the mine, smaller, narrower stoping blocks and pillar recovery mining. Zinc grade was 29% higher and copper grade was 7% higher, due to the areas mined during the quarter. With respect to the areas mined, gold and silver grades were marginally lower. Operating costs per tonne of ore were 26% higher as compared to the fourth quarter of 2008, primarily due to the reduced tonnage and higher rehabilitation costs to enter older sections of the mine.

Ore production at Trout Lake decreased by 12% for the year ended 2009 compared to the year ended 2008. This was partly due to the sixteen day production shutdown in July as a cost savings initiative. Zinc grade was 16% lower due to difficulty in mining some pillars in the higher grade zinc areas. Copper grade was 2% higher, gold grade was 5% lower and silver grade was 18% lower. Lower grades are being experienced and dilution has increased due to the narrower ore widths. Improved copper grades are expected as we extract more ore from the Deep West mining zone, along with dilution control initiatives that have been introduced to the mine plan. Operating costs per tonne of ore mined were 6% higher, due to reduced tonnage hoisted and increased ground support and rehabilitation of some of the mining areas.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake effective immediately, with full production expected in the second quarter of 2010 and would continue for approximately two years. In connection with the restart, HudBay entered into a forward sale of approximately 50% of the anticipated production from Chisel North, in compliance with our risk management policy (Refer to “Base Metal Price Strategic Risk Management” on page 30). In November the mine started a process of re-manning and restoration to bring the mine to a fully operational state, from care and maintenance. In December, 170.5 meters of lateral development was completed to access new ores for the planned production start.

Balmat Mine

On August 22, 2008, we announced the suspension of operations at our Balmat Mine as a result of lower prices for zinc metal and continued high operating costs. We placed the Balmat operation on care and maintenance and reduced the carrying values of Balmat’s property, plant and equipment to zero in 2008. Operations remained in a care and maintenance state throughout 2009.

Concentrators

		Three Months Ended		Year Ended
Concentrators		Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Flin Flon Concentrator
Ore	tonnes	545,925	567,357	2,248,143	2,255,918
Zinc	%	4.61	3.92	3.95	4.17
Copper	%	2.22	2.18	2.31	2.38
Gold	g/tonne	1.92	1.94	1.86	1.87
Silver	g/tonne	24.55	22.89	22.99	22.97

Zinc concentrate	tonnes	40,952	36,455	142,647	155,132
Concentrate grade	% Zn	51.86	52.11	52.22	52.06

Copper concentrate	tonnes	47,219	46,362	197,739	203,525
Concentrate grade	% Cu	23.75	24.64	24.47	24.64

Zinc recovery	%	84.4	85.5	83.9	85.9
Copper recovery	%	92.4	92.5	93.2	93.3
Gold recovery	%	66.3	70.3	68.7	75.6
Silver recovery	%	57.6	63.1	60.4	64.3

Snow Lake Concentrator
Ore	tonnes	—	75,406	49,006	317,576
Zinc	%	—	7.15	8.96	7.41

Zinc concentrate	tonnes	—	10,328	8,646	43,812
Concentrate grade	% Zn	—	49.86	48.95	51.04

Zinc recovery	%	—	95.4	96.4	95.0

Balmat
Ore	tonnes	—	13,927	—	281,101
Zinc	%	—	9.46	—	8.04

Zinc concentrate	tonnes	—	2,182	—	37,265
Concentrate grade	% Zn	—	58.51	—	57.27

Zinc recovery	%	—	93.2	—	94.4

For unit operating costs, refer to page 17.

Flin Flon Concentrator

For the fourth quarter of 2009, ore processed decreased by 4% compared to the same period in 2008. Zinc head grade was 18% higher, and copper head grade was 2% higher. The gold head grade was 1% lower, and the silver head grade was 7% higher. Recovery of zinc to concentrate was 1% lower, while recovery of copper to concentrate was slightly lower than the same period in 2008. Operating cost per tonne of ore processed increased by 2%, primarily related to higher maintenance costs and reduced throughput.

Ore processed for the year ended 2009 is similar to 2008 levels. Zinc head grade in 2009 was 5% lower than last year, while copper head grade was 3% lower, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 2% lower, and copper recovery was slightly lower than the same period in 2008. Operating costs per tonne of ore processed were 5% lower, primarily related to higher costs of grinding media in 2008.

Snow Lake Concentrator

The Snow Lake concentrator ceased production of zinc concentrate in February 2009 and produced a lead/gold concentrate in March prior to closure. Suspension of operations was completed by the end of May 2009, and the operation was placed under care and maintenance. On October 30, 2009, we announced the restart of the Chisel North mine and concentrator effective immediately. Recommissioning has commenced with power supply and water, to allow pumped water re-circulation through the tailings line prior to freeze up. A small maintenance crew has started to reconnect the piping throughout the plant and work has started on the concentrator crushing plant. The concentrator is expected to be operational in April 2010 once ore is available from the Chisel North mine.

Balmat Concentrator

As noted above, operations at the Balmat mine were suspended on August 22, 2008, with limited concentrator production during the latter part of 2008. Final concentrates were shipped in the first quarter of 2009.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	17,702	24,587	70,577	102,993
Copper [2]	tonnes	11,836	15,191	49,091	55,312
Gold [2]	troy oz.	22,757	29,938	91,010	107,625
Silver [2]	troy oz.	281,758	314,097	989,715	1,131,867

Metal from HBMS Purchased Concentrates
Zinc	tonnes	11,013	5,403	36,205	9,962
Copper [2]	tonnes	665	3,668	9,460	19,370
Gold [2]	troy oz.	17	164	347	902
Silver [2]	troy oz.	191,270	388,076	1,016,923	1,161,995

Total HBMS Metal Produced
Zinc	tonnes	28,715	29,990	106,782	112,955
Copper [2]	tonnes	12,501	18,859	58,551	74,682
Gold [2]	troy oz.	22,774	30,102	91,357	108,527
Silver [2]	troy oz.	473,028	702,173	2,006,638	2,293,862

Balmat
Zinc metal in concentrate for sale	tonnes	—	1,278	—	21,344
Metal in concentrate purchased from Xstrata [3]	tonnes	—	(5,325)	—	(8,976)

Total Produced [4]
Zinc	tonnes	28,715	25,943	106,782	125,323
Copper [2]	tonnes	12,501	18,859	58,551	74,682
Gold [2]	troy oz.	22,774	30,102	91,357	108,527
Silver [2]	troy oz.	473,028	702,173	2,006,638	2,293,862

Metal Sold
Zinc, including sales to Zochem	tonnes	29,299	25,807	110,070	126,172
Copper	tonnes	8,864	18,272	59,981	77,021
Gold	troy oz.	19,342	32,760	94,263	103,511
Silver	troy oz.	474,195	667,035	2,185,407	1,870,179

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.
[3]	For 2008, includes tonnes from metal in Balmat purchased concentrates, purchased from a third party.
[4]	Includes production of metal and metal in concentrate.

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008

Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	34,214	49,462	139,312	207,621
Purchased	tonnes	20,523	10,610	68,911	19,292

Total	tonnes	54,737	60,072	208,223	226,913

Zinc Oxide
Zinc from HudBay	tonnes	6,168	6,244	20,549	26,155
Zinc from others	tonnes	—	—	6	2,227

Total zinc consumption	tonnes	6,168	6,244	20,555	28,382

Zinc oxide produced	tonnes	7,532	7,709	25,107	34,705
Zinc oxide sold	tonnes	7,275	7,194	25,930	33,982

Smelter
Copper concentrate treated
Domestic	tonnes	52,508	57,982	197,022	233,975
Purchased	tonnes	1,680	10,788	27,630	58,962

Total	tonnes	54,188	68,770	224,652	292,937

WPCR
Anodes received	tonnes	12,076	20,118	60,396	84,494
Cathode produced	tonnes	9,262	16,422	48,200	68,756
Spent anode produced	tonnes	2,924	3,626	11,358	15,224
Liberator anode produced	tonnes	341	195	1,091	1,220
Slimes produced	tonnes	47	64	197	227

For unit operating costs, refer to page 17.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the fourth quarter of 2009 was 4% lower than the same quarter in 2008. Operating costs per pound of zinc metal produced were 6% lower. The lower production was the result of insufficient concentrate available in 2009 to allow for full production. Unit costs were lower during the fourth quarter of 2009 as a result of lower consumable costs and other cost containment actions.

For the full year of 2009, production was 106,782 tonnes of cast metal, 5% lower than in 2008 due to insufficient concentrate availability. Operating costs per pound were down 5% due to a reduction in materials and maintenance costs.

For the first quarter of 2010, we have entered into agreements to purchase zinc concentrate that, when combined with expected domestic concentrate production, should keep the zinc plant operating near capacity.

Zinc Oxide Facility – Zochem

During the fourth quarter of 2009, Zochem consumed 6,168 tonnes of HBMS zinc and produced 7,532 tonnes of zinc oxide. In comparison to the fourth quarter of 2008, sales volumes increased by 1%, while production levels decreased by 2%. 2009 zinc oxide production was 25,107 tonnes, 28% lower than in 2008.

Copper Smelter

The smelter treats both copper concentrate from HudBay’s own mines and copper concentrate purchased from others. Approximately 3% of the concentrate we treated in the fourth quarter was purchased concentrate, down from 16% for the fourth quarter of 2008. Our main source of purchased concentrate has been from existing settled contracts originally scheduled to extend into 2009. Due to current low market prices for treating copper concentrates, we were not able to obtain favourable economic terms to purchase copper concentrate beyond early 2009 and exercised early termination rights on existing contracts. We have continued to purchase concentrates, priced previously and on favourable terms, from these suppliers in limited amounts during 2009.

In the past, the smelter has recycled copper from WPCR in the form of spent anodes and liberators and we have also sold the anodes to third parties. In light of lower volumes of purchased copper concentrate, we continue to process recycled copper from WPCR when operations allow. Spent copper anode was both sold to third parties and treated in Flin Flon during the fourth quarter.

Our non-recycled copper production was 34% lower in the fourth quarter of 2009 compared to the same quarter in 2008, primarily due to the lack of economically purchased concentrate. Operating costs per pound of copper anode produced were equivalent to the fourth quarter of 2008.

For the full year, new copper in anode production was 22% lower than 2008, reflecting lower copper concentrate availability. For the full year operating costs per pound of copper were 3% lower in 2009 compared to 2008, primarily due to decreased costs of consumables including heavy fuel oil.

As announced, we expect to close the copper smelter before July 1, 2010 and WPCR shortly thereafter.

White Pine Copper Refinery

The refinery electro-refines copper anode produced at our Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting or sold to a third party. We sell LME grade copper cathode to various customers in the business of making wire, tube and brass.

For the fourth quarter of 2009, copper cathode production decreased by 44% compared to the same quarter last year, mainly due to lower anode production. Operating costs per pound of copper cathode were 72% higher, also due to lower production levels.

Copper cathode production for the full year 2009 was 48,200 tonnes, 30% lower than in 2008, mainly due to the lower anode production. Operating costs per pound of copper cathode produced were 32% higher, primarily related to the lower throughput.

Estimated Mineral Reserves (January 1, 2010) 1 - Operating Properties

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

HBMS
777
Proven	4,492,000	2.12	25.92	3.23	3.76
Probable	9,061,600	2.05	30.18	1.94	4.88
Trout Lake
Proven	701,500	1.06	11.97	2.10	3.10
Probable	292,400	1.31	4.57	2.29	2.16
Chisel North
Proven	276,500	—	—	—	8.64
Probable	257,800	—	—	—	8.06

Total Proven	5,470,000	1.88	22.82	2.92	3.92
Total Probable	9,611,800	1.97	28.59	1.90	4.88

Total Reserves	15,081,800	1.94	26.50	2.27	4.53

[1]	Diluted, recovered and economically tested.

The above 2010 estimated mineral reserves have been prepared under the supervision of Rob Carter, P.Eng., who is employed by HBMS as Senior Mining Analyst and a Qualified person under NI 43-101, and Kim Proctor, B.Sc., P.Geo., who is employed by HBMS as Superintendent, Mining Technical Services and a Qualified Person under NI 43-101.

Mineral reserves associated with the 777 and Trout Lake mines declined in 2009 as a result of depletion from mining. Long term metal prices, including premiums used to determine economic viability of the 2010 mineral reserves were US$1 to C$1.10, US$700/oz. gold, US$12.00/oz. silver, US$2.04/lb. copper and US$0.91/lb. zinc. In addition to the reserves in the above table, there are inferred mineral resources.

The Fenix Project remains on suspension, as published in the Company’s third quarter 2008 results. For full disclosure on the Mineral Reserve and Mineral Resource Statement, please refer to the November 19, 2008 Technical Report as filed on the SEDAR website at www.sedar.com.

EXPLORATION

After two years of a very aggressive exploration program in Canada, we spent approximately $29.0 million on exploration in 2009 (2008 - $45.7).

In the fourth quarter of 2009, we continued exploration activities at Lalor and near the 777 mine and Trout Lake mines within the Flin Flon Greenstone Belt, as well as in our operating mines. We also began drill testing targets identified by a VTEM airborne electromagnetic survey in the Balmat area. Total exploration spending in the quarter, including capitalized exploration and amounts against which we recorded investment tax credits, was $11.7 million, compared to $11.2 million in the fourth quarter of 2008. For the full year, spending was $29.0 million, compared to $45.7 million in 2008.

In the Flin Flon Greenstone Belt, exploration activities continued to focus on our Lalor Project zinc discovery. In October 2009, we filed a new NI 43-101 technical report on the Lalor Project including an estimate of the Indicated Resource of 12.3 million tonnes at a grade of 8.70% Zn, 0.66% Cu, 1.6 g/t Au and 24.2 g/t Ag, and the Inferred Resource of 5.0 million tonnes at a grade of 9.39% Zn, 0.57% Cu, 1.4 g/t Au and 25.5 g/t Ag. Capitalized exploration on the Lalor Project was $5.9 million in the quarter and $17.6 for the full year.

In-mine exploration in the operating mines represented approximately $0.8 million of our exploration-mine spending in the quarter and $2.4 million for the full year.

Fenix Project Overview

On August 26, 2008, we acquired HMI Nickel. The total purchase price, valued at $448.6 million, was allocated to the assets and liabilities acquired based on their fair values at the acquisition date. $333.0 million was allocated to mineral properties and property, plant and equipment. The fair values determined for the assets and liabilities acquired exceeded the consideration paid. Additional details on the acquisition are available in note 4 to our December 31, 2009 annual consolidated financial statements. HMI Nickel’s principal asset is the Fenix Project, a development stage ferro nickel project in Guatemala, which is owned through a 98.2% ownership interest in CGN.

CGN is a Guatemalan company that holds an exploration license and an exploitation license covering certain nickel properties in eastern Guatemala and also owns a pyrometallurgical nickel processing plant and related facilities that have been closed for approximately 29 years, but continuously maintained over that period. In October 2006, HMI Nickel received a completed feasibility study prepared by Hatch, and other consultants, of CGN’s Fenix Project, a nickel laterite project for a ferro nickel operation. This involved the refurbishment and expansion of the existing process plant to produce approximately 49 million pounds of nickel in a ferro nickel alloy per year, over the first 20 years of production after ramp up and an estimated 30 year mine life. An updated technical report on the Fenix Project was issued in September 2007.

Construction on the Fenix Project was initiated in 2008; however, because of the significant deterioration in metal prices and global economic uncertainty in the fall of 2008 construction was suspended in November 2008. Since then, we have continued to advance the Fenix Project through upgrading the road from Rio Dulce to El Estor, maintaining health care and educational initiatives in the local community, developing a revised power strategy for Fenix and an enhanced mine plan for the project.

During 2010, we intend to prepare a revised feasibility study for Fenix, incorporating the revised power strategy and mine plan. We also intend to evaluate financing alternatives for the project. We expect that these initiatives will lead to a decision on restarting construction on the Fenix Project later in 2010.

OUTSTANDING SHARE DATA

As of March 2, 2010, there were 153,925,193 common shares of HudBay issued and outstanding. In addition, options for a maximum aggregate of 4,209,725 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to notes 3a and 3b of the December 31, 2009 annual consolidated financial statements. Refer to note 3c for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS. Accordingly, our adoption date for IFRS is January 1, 2011, but our effective transition date is January 1, 2010 in order to accommodate IFRS comparative figures in our 2011 financial statements.

We have engaged external consultants to assist us through this complex transition project, which involves individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We have conducted workshops and training. We have established a project structure, including a charter and a detailed project plan that includes phases for planning and assessment, design and implementation. The project plan includes activities related to subsidiaries in all jurisdictions. Our project team is providing regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors.

To date, our IFRS Steering Committee and Audit Committee have reviewed our detailed assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS. We have identified a dual reporting solution to maintain accounting records in accordance with each of the Canadian GAAP and IFRS for our 2010 transition year, and we have completed high level impact assessments related to key controls, key performance indicators, compensation plans and contracts. We have determined that the majority of our key controls are not expected to change during and after our transition to IFRS. As we make changes to systems and processes, we will address in detail related internal controls.

We have updated and revised our detailed project plan for the design and implementation phases based on our completion of the assessment phase. Our project team is progressing through the design phase, which includes preparing accounting technical papers and analyses, selecting accounting policies, drafting financial statement templates, calculating transition adjustments and designing changes to information technology (“IT”) systems. The design phase will continue into the second quarter of 2010 and will overlap with the beginning of our implementation phase, which includes implementing and testing changes identified in the design phase, making updates as needed to reflect changing standards, drafting the opening balance sheet as at January 1, 2010, drafting quarterly and annual IFRS financial statements for 2010 and reconciling them to our Canadian GAAP financial statements. Throughout the implementation phase, we will deliver training and knowledge transfer at appropriate points. The implementation phase will culminate with the issue of our 2011 IFRS financial statements.

Areas that may result in significant changes to our financial reporting or that require significant efforts include the following:

•	IFRS 1, First time Adoption of International Financial Reporting Standards

IFRS 1 applies when an entity adopts IFRS for the first time and generally requires that we retrospectively apply each standard in effect as at December 31, 2011, the date of our first annual IFRS financial statements, as if we had always applied those standards. However, IFRS 1 provides certain optional exemptions and mandatory exceptions to the principle of retrospective application. Most significant for us is the optional exemption for business combinations. Electing this exemption allows us to avoid retrospectively applying IFRS 3 (2008), Business Combinations, to business combinations prior to January 1, 2010, which would otherwise be a very significant undertaking. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. Other IFRS 1 exemptions that are applicable to HudBay are described below.

In accordance with the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards, we will record transition adjustments where applicable against retained earnings as at January 1, 2010 for differences between our Canadian GAAP and IFRS accounting.

•	Property, plant and equipment

IFRS requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. Accordingly, in practice, IFRS may require more detailed component accounting. Under IFRS, components may be physical or non-physical, such as costs of major inspections and overhauls. Identification of additional components that have significantly different useful lives from that of the item of property, plant and equipment could result in significant transition adjustments to accumulated depreciation and retained earnings, as well as IFRS adjustments during our 2010 transition year. This topic area requires significant effort. Our project team is working with staff from operations to analyze components and useful lives of our property, plant and equipment. We are also implementing a new fixed asset subledger, which will accommodate IFRS requirements for property, plant and equipment.

•	Exploration for and evaluation of mineral resources

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed. Our project team is developing a policy that includes defining the E&E phase and accounting for E&E expenditures. Differences between the IFRS policy selected and our existing Canadian GAAP policy may result in transition adjustments to mineral properties currently or historically in the E&E phase.

•	Mine development

Our project team is reviewing our Canadian GAAP policies for capitalizing and amortizing mine development costs against IFRS requirements. As part of this analysis, we are determining whether all types of capitalized costs are directly attributable to bringing the asset to a working condition for its intended use, in accordance with IAS 16, Property, Plant and Equipment. To the extent that our IFRS policies and practices for mine development reflect differences from our existing Canadian GAAP policies and practices, we may require transition adjustments to mine development costs against retained earnings.

•	Asset retirement obligations

Under Canadian GAAP, we apply a credit-adjusted risk-free rate to measure our asset retirement obligations (“AROs”), and we do not re-measure AROs as a result of changes in the discount rate. Under IFRS, we will reflect risk in estimated future cash flows and apply a risk-free rate when measuring our AROs and in subsequent periods we will re-measure AROs to reflect changes in the discount rate. Differences between historical Canadian GAAP discount rates and current IFRS discount rates could result in significant IFRS transition adjustments.

Under Canadian GAAP, AROs are legal obligations, whereas under IFRS, they encompass legal and constructive obligations; this difference could result in recognition of new obligations on transition to IFRS. Recognition thresholds are also different, as IFRS currently requires recognition of AROs only when it is probable that an outflow of resources will be required, but Canadian GAAP requires recognition of all AROs at fair value regardless of their probability. In addition, there may be differences in interpretations of costs eligible for inclusion in AROs.

Our project team is in the process of analyzing our AROs, including consideration of discount rates, measurement models, recognition of obligations, and eligible costs. We expect to apply the IFRS 1 optional exemption in determining the amount of the ARO to be included in the cost and accumulated depreciation of property, plant and equipment as at January 1, 2010.

•	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. Our project team is currently determining the functional currency for each of HudBay’s entities.

•	Employee benefits

Under IFRS, past service costs are recognized over the period to vesting, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, we will record a transition adjustment to charge unamortized past service costs to retained earnings. Further, we expect to elect the IFRS 1 optional exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings. We do not anticipate any other adjustments related to employee benefits as at our January 1, 2010 transition date.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income.

Our project team is currently working on these analyses and finalizing our policy choice for recognizing actuarial gains and losses after transition to IFRS. The transition adjustments described above and the policy choice for ongoing recognition of actuarial gains and losses may also cause ongoing IFRS adjustments during our 2010 transition year.

•	Impairment of long lived assets

Canadian GAAP applies a two-step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group’s recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS applies a one-step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. Our project team is currently finalizing our identification of cash-generating units and assessing indicators of impairment as at our IFRS transition date. We do not anticipate a significant transition adjustment as at January 1, 2010.

•	Income taxes

Accounting for income tax under IFRS is addressed under IAS 12, Income Taxes, and differs significantly in many respects from Canadian GAAP. Our project team is currently analyzing the impact of these differences. The adoption of IFRS may have a significant impact on our tax accounting processes both in the year of adoption and in subsequent years.

We are continuing to monitor changing standards to enable us to assess their effect on the IFRS project and update the project plan as required.

As we analyze accounting topics during the design phase, we are developing an IT action plan, including changes to system business units, chart of accounts and financial reports. We are also continuing with the implementation of a new fixed asset subledger, which is in progress.

Accounting, reporting and procedural changes in areas affected by IFRS, including those described above, may also result in changes that will affect internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”). As noted above, our IFRS project plan includes the identification of areas where changes will be required to accounting policies, procedures and controls. These changes may result in new or changed controls, and we will evaluate these controls to confirm that the new or revised controls are operating effectively. This evaluation will include ongoing testing of the effectiveness of the operation of the controls.

The IFRS project plan includes DC&P relating to IFRS disclosures in the MD&A as well as the preparation of regular updates to management, the Steering Committee, the Audit Committee and other stakeholders on the project plan progress and on the expected impact that transition to IFRS may have on our financial reporting and disclosure responsibilities. HudBay has a Disclosure Committee whose responsibilities include the designing, establishing and monitoring of controls and other procedures so that information that we are required to disclose is done so on a timely basis and in accordance with regulatory requirements. Our Chief Financial Officer (“CFO”) is a member of both the IFRS Steering Committee and the Disclosure Committee.

As our project progresses toward adoption of IFRS in 2011, we will provide additional insight into the expected impact of the transition to IFRS on our financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. We have not yet determined the financial impact of transition to IFRS on our financial statements.

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” which requires Canadian public companies to submit annual and interim certificates relating to the design and operation of the disclosure controls and procedures that we use. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the CEO and the CFO, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of December 31, 2009, management has evaluated the design and the operation of the disclosure controls and procedures as defined by National Instrument 52-109. This evaluation was performed under the supervision of and with the participation of our CEO and CFO. Based on this evaluation, the CEO and CFO concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2009.

Internal Control Over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design and effectiveness of internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining ICFR and management, including the CEO and the CFO, has evaluated the design and effectiveness of ICFR at December 31, 2009. Based on this evaluation, management, with the participation of the CEO and CFO, has concluded that the design and operation of ICFR was effective as of December 31, 2009. We have used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) internal control framework to evaluate and operation of ICFR.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. There were no changes to ICFR during the quarter ended December 31, 2009 that materially affected the Company’s ICFR. During 2010 and 2011, we intend to implement a new Enterprise Resource Planning (“ERP”) information system. The ERP implementation includes replacing our key financial systems, which could materially affect our internal control over financial reporting. As part of the ERP implementation project we intend to implement processes to ensure that our ICFR remains effective both during and after implementation of the new ERP system.

NON-GAAP MEASURES

EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, detailed operating expenses and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital1 and operating cash flow per share1

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months and year ended December 31, 2009 and December 31, 2008.

	Three Months Ended		Year Ended
	Dec 31 2009	Dec 31 2008	Dec 31 2009	Dec 31 2008
	($000s except share and per share amounts)

Cash provided by operating activities, per financial statements	39,632	51,128	106,194	246,706
Adjustments:
Changes in non-cash working capital	(5,840)	(12,323)	18,649	(12,045)

Operating cash flow before changes in non-cash working capital[1]	33,792	38,805	124,843	234,661
Weighted average shares outstanding	153,973,547	153,007,420	153,460,823	135,902,627

Operating cash flow per share[1]	$0.22	$0.25	$0.81	$1.73

[1]	Refer to “Non-GAAP measures” above

Cash cost per pound of zinc sold*

Our cash cost per pound of zinc sold, net of by-product credits, for the fourth quarter of 2009 was US$0.31 per pound, excluding costs and sales related to Balmat and HMI Nickel, as calculated in the following table.

	Three Months Ended				Year Ended
	Dec 31 2009		Dec 31 2008		Dec 31 2009		Dec 31 2008
	($000s except as noted)
Operating expenses		105,893		155,589		505,841		685,616
General and administrative expenses		16,406		8,483		44,176		30,578

		122,299		164,072		550,017		716,194
Exclude amounts related to Balmat and HMI Nickel		(5,071)		(18,060)		(15,318)		(51,826)

		117,228		146,012		534,699		664,368
Less by-product credits [1]		(96,398)		(136,393)		(505,938)		(729,084)

Cash cost net of by-products		20,830		9,619		28,761		(64,716)
Exchange rate (US$1 to C$) [2]		1.056		1.213		1.142		1.067

Cash cost net of by-products	US	19,725	US	7,930	US	25,185	US	(60,652)
Zinc sales (000’s lbs.), excluding Balmat		64,593		57,121		240,895		237,534

Cash cost per pound of zinc sold*, net of by-product credits in US$/lb.	US	0.31	US	0.14	US	0.10	US	(0.26)

*	Refer to “Non-GAAP Measures” on page 46.
[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the fourth quarter, our cash cost per pound of zinc sold was US$0.31, a net increase of US$0.17 from the same period in 2008 and for the year-to-date was positive US$0.10, a net increase of US$0.36 from 2008. The increase in cost per pound was due primarily to lower by-product copper credits arising from lower sales volumes in the fourth quarter and lower prices in the full year, together with higher general and administrative expense in 2009 related to costs of the Lundin transaction, shareholder litigation, proxy solicitation and severance.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Market price and demand volatility

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years and recent declines have had the effect of reducing our profitability and caused us to suspend certain of our operations. In addition, future price declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, significantly decreased commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they may also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Foreign Exchange

As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc, copper, and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar appreciates in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Mining operations and insurance

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Sustaining and increasing production levels

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of mine. As a result, our ability to maintain our current production or increase our annual production of base metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines. Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into an operating mine. Substantial spending may be made on properties that are abandoned due to poor drilling results or an inability to define mineral reserves.

Developing a property involves many risks and uncertainties. These include establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits, and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and obtaining adequate financing.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, currency fluctuations, industrial disputes, unavailability of parts, machinery or operators, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals, unforeseen natural events, political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Any delay in the development of our projects could have a material adverse impact on us. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our Lalor and Fenix projects will be able to be successfully or economically developed or that they will not be subject to the development risks described above.

Zinc plant capacity

Production of zinc concentrate from our mines has not been sufficient to operate our zinc plant at full capacity, which has had an impact our profitability. We may attempt to fill the excess capacity at the zinc plant by purchasing concentrate from third parties; however, this is typically less profitable than processing domestic concentrate. The availability of concentrate is influenced by a number of factors, many of which are beyond our control. We may also seek to fill the excess capacity at the zinc plant by bringing new mines into production or expanding current mines, which also involves many risks and uncertainties, including those described above under “Sustaining and increasing production levels”.

Production, costs and life-of-mine estimates

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Energy prices and availability

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition. If we proceed with development of the Fenix Project, we will require a significant amount of cost-efficient energy and any inability to secure such energy may negatively impact our ability to develop the project.

Disruption of transportation

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In addition, the Fenix Project will require transportation improvements and access, which will require the cooperation of the Guatemalan government. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation, or disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

We may not be able to acquire desirable mining assets in the future

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Human Resources

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success and ability to pursue our strategic objectives depends to a significant extent on our ability to attract, hire, train and retain qualified executives and employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. In particular, we are currently conducting a search for a new Chief Executive Officer, and our success in hiring and retaining a suitably qualified individual will be key to our ability to achieve our strategic objectives.

We are also dependent on a number of key management and operating personnel, and our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals and our ability to retain them.

Although the labour stability agreement that is in place at our Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at these operations through December 2014, there can be no assurance that our business will not suffer from a work stoppage at any location where we operate. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour costs as a result of a suspension or closure if we are required to give employees notice prior to any layoff or pay severance. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Suspension of Operations

From time to time, we may have to temporarily suspend certain of our operations if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include decreases in the price and demand for zinc or copper or the market rates for treatment and refining charges, adverse changes in interest rates or currency exchange rates, increases in concentrate transportation costs, and increases in labour costs. During such temporary suspensions, we will have to continue to make expenditures to maintain the plant and equipment. We may also incur significant labour costs and be required to engage in environmental remediation, which would require us to incur additional costs. Given the costs involved in a temporary suspension of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial condition.

Estimates of mineral reserves, mineral resources, and projected cash flows

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in our public disclosure are estimates only. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, ability to achieve anticipated tonnages and grade and the resulting cash flow therefrom, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

We are subject to substantial government regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, protection of the environment and other matters. Although we believe that our activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations, including increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Environmental compliance obligations

All of our operations are subject to environmental regulations. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We are required to obtain government permits in order to conduct mining operations

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future, including for our Lalor project. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Aboriginal rights

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Manitoba and Saskatchewan in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions.

The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

Climate change initiatives

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which we operate, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations and competitive position.

Reclamation and mine closure costs

In view of the uncertainties concerning future removal and site restoration costs on our properties, including those held by our subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot provide assurance that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may realize on the financial assurance provided with respect to those obligations.

Exploration activities

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to mineral properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional cost and expense to defend or settle. Such costs and expenses could adversely affect our profitability.

Current global financial conditions

Global financial conditions have been subject to increased volatility and turmoil in recent years. This may affect our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If increased levels of volatility and market turmoil return to the levels existing in 2008 and early 2009, our operations and the trading price of our common shares could be adversely affected.

Credit risk

We mitigate credit risk relating to customers of our copper, zinc, zinc oxide and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Joint Ventures

We may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, we may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

Information systems

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of our operations or could cause a disruption in the flow of vital information, either of which could adversely affect our operations.

In addition, we have initiated a project to replace many of our information systems with a new enterprise resource management system. The new system may fail to operate as intended and it may be delayed or subject to cost overruns. During and following implementation of the new system, we will be dependant on a single vendor for support and upgrades of a critical business system.

Equipment and Infrastructure

Although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect our profit.

Market price of our common shares

Our share price may significantly be affected by short-term changes in commodity prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; a lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares.

Potential for conflicts of interest

Certain directors and officers of HudBay may also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. We expect that any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and our shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such director may have a conflict of interest.

Social and political developments in Guatemala

Guatemalan governmental actions concerning the economy, including the expropriation of property and implementation of exchange controls which currently do not exist, could have a significant adverse impact on Guatemalan private sector entities in general, and on CGN and us in particular. The Government of Guatemala may increase royalties applicable to Fenix. In addition, Guatemala has a history of political unrest. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations. Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the local populations encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel. Exploration and mining operations in and around the Fenix Project will depend on the support of local communities.